Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: DTE Energy Co.
Name of persons relying on exemption: As You Sow™
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

DTE Energy Co. (DTE)
Vote Yes: Item #4 –

Climate Transition Plan, Inclusive of Downstream Gas Utility Emissions

Annual Meeting: May 2, 2024

CONTACT: Kelly Poole | kpoole@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request DTE produce a climate transition plan, inclusive of downstream emissions from its natural gas utility, that aligns the Company with the Paris Agreement's 1.5°C goal requiring Net Zero emissions by 2050.

SUMMARY

To meet the Paris Agreement’s goal of limiting global warming to 1.5°C and to thereby avoid the worst effects of climate change, all companies must reach Net Zero emissions by 2050. Gas utilities will play a pivotal role in reaching the Paris Agreement’s goal. In 2022, natural gas represented 35% of U.S. energy-related carbon dioxide emissions.1 To reduce these emissions, utilities’ full range of value chain emissions — including emissions from customer use of energy — must be included in climate transition plans.2,3

DTE is a diversified energy company with both electric and natural gas business segments. Its gas segment includes local distribution companies (LDCs), which sell natural gas to approximately 1.3 million residential, commercial, and industrial customers throughout Michigan. This gas segment is carbon-intensive with downstream combustion of natural gas accounting for 22% of DTE’s carbon footprint.4 As the operator of a natural gas utility, DTE is exposed to proliferating climate regulations and evolving customer demands for low-carbon energy. Further, its greenhouse gas (GHG) emissions are contributing to increased climate risk. To date, DTE has failed to respond to these risks, and investors are concerned about its gas segment’s long-term viability.

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1 https://www.eia.gov/energyexplained/energy-and-the-environment/where-greenhouse-gases-come-from.php

2 https://iopscience.iop.org/article/10.1088/1748-9326/abef33

3 https://www.epa.gov/cmop/about-coal-mine-methane#:~:text=Methane%20(CH4)%20emissions%20from,and%20Sinks%3A%201990%2D2019.

4 https://empoweringmichigan.com/wp-content/uploads/CDPClimateChangeQuesionnaire.pdf p.130

2024 Proxy Memo DTE Energy Co. | Include Downstream Emissions in Climate Transition Planning

While DTE has set targets for and discloses how it plans to address emissions for its electric business, these targets are not 1.5 aligned. Further, DTE has not set 1.5°C-aligned targets or disclosed a climate transition plan for its gas segment. Meanwhile, DTE’s direct peers are addressing emissions from customer use of natural gas and capitalizing on the business opportunities of electrification, putting DTE at a competitive disadvantage.

To ensure DTE responds to material climate-related risks and remains competitive in an industry being redefined by climate change, investors request a climate transition plan that is inclusive of downstream emissions from DTE’s natural gas utility and that aligns the Company with the Paris Agreement’s 1.5°C goal requiring Net Zero emissions by 2050.

RATIONALE FOR A YES VOTE

1.	DTE’s gas segment is exposed to regulatory, competitive, and reputational climate-related risks.

2.	DTE has not implemented the proposal and fails to report on how intends to reduce its full range of GHG emissions in alignment with global 1.5°C goals.

3.	DTE lags peers in accounting for downstream Scope 3 emissions in climate transition planning.

DISCUSSION

1.	DTE’s gas segment is exposed to regulatory, competitive, and reputational climate-related risks.

DTE’s gas segment is responsible for 21% of the Company’s 2023 net income and serves 1.3 million residential, commercial, and industrial customers. This segment is carbon-intensive, with downstream combustion of natural gas accounting for 22% of DTE’s carbon footprint.5

Regulatory Risk & Opportunity – Because combustion of natural gas is carbon-intensive and harmful to consumer health, regulators are beginning to restrict its use.6 For example, there are currently 135 local governance ordinances spanning 12 states that limit the use of natural gas in buildings.7 It is likely that these ordinances will continue to proliferate and influence regulations in Michigan.

In fact, the City of Ann Arbor passed a resolution in 2023 directing the administrator to negotiate a new heating franchise with interested providers with the goal of initiating a responsible, careful transition to renewable energy choices for heating.8 This resolution is in line with the City’s goal of electrifying 100% of city properties, 30% of homes, and 25% of rental properties by 2030.9 If DTE is unable to meet the City’s changing demands, it risks losing Ann Arbor’s business. Ann Arbor’s resolution sets a precedent for other municipalities looking to decarbonize, posing a significant competitive and reputational risk to DTE.

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5 https://empoweringmichigan.com/wp-content/uploads/CDPClimateChangeQuesionnaire.pdf p. 130

6 https://www.lung.org/getmedia/da394c1a-200e-4c89-9947-7ecb1a26571a/The-Health-Impact-of-Combustion-in-Homes.pdf

7 https://buildingdecarb.org/zeb-ordinances

8 https://www.a2gov.org/departments/sustainability/Carbon-Neutrality/Pages/Natural-Gas-Franchise.aspx

9 https://www.a2gov.org/departments/sustainability/Documents/A2Zero%20Climate%20Action%20Plan%20_4.0.pdf p.32

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2024 Proxy Memo DTE Energy Co. | Include Downstream Emissions in Climate Transition Planning

In addition to the localities and states that are setting restrictions on natural gas, governments are also incentivizing electrification and energy efficiency measures. In November, Michigan passed a landmark law allowing utilities to claim savings from efficient electrification measures and requiring utilities to assess the potential of electrification of transportation, buildings, and industries.10 Federally, to incentivize the adoption of low-carbon building technologies like heat pumps and rooftop solar panels, the Inflation Reduction Act (IRA) offers $8.8 billion in rebates for utility and customer investments in energy efficiency, electrification, and low-carbon appliances.11 These incentives provide a critical opportunity for DTE to better meet the needs of its customers, address regulatory risks in a cost-effective way, and instill confidence with investors that the Company is thinking strategically about making use of low-carbon capital expenditure opportunities.

Yet, despite the growing regulatory and climate risks associated with new gas investments, and the incentives opportunities to make electrification cost-effective, DTE states it is still promoting “the increased use of natural gas furnaces, water heaters, and appliances within its current customer base.”12 New investments in gas infrastructure will keep the Company from aligning with a 1.5oC trajectory and increase its exposure to stranded assets.

Evolving Customer Needs – DTE also faces risks from the changing demands of residential, commercial, and industrial customers who are looking to cut energy costs and reduce their consumption of natural gas. For example, of 1,000 homeowners surveyed, 83% were concerned about energy bills, and 69% would consider installing a heat pump in their home to reduce costs. 54% of all survey respondents ranked government incentives (such as a tax credit or rebate) as one of their top three reasons why they would consider installing a heat pump.13 This trend is also reflected by commercial customers who have significant presence in DTE’s service areas who are interested in adopting low carbon energy due to cost, competitive, or reputational reasons. As an example, commercial real estate companies CBRE and JLL have committed to reach net zero emissions in their operations and the properties they manage by 2040.14

Industrial customers are also working to reduce their natural gas use. For example, customers Ford and General Motors have set interim and long-term targets for their operational emissions, both including emissions from natural gas use.15 While DTE is working with these companies to deliver cleaner electricity, it has not mirrored this effort in its gas segment. If DTE is unable to provide affordable, sustainable, and low-carbon alternative energy, these customers will look to other energy providers or develop on-site generation.

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10 https://www.mwalliance.org/blog/michigan-passes-transformative-energy-efficiency-legislation

11 https://www.usgbc.org/sites/default/files/2024-02/USGBC-IRA-Green-Buildings_0.pdf

12 https://www.sec.gov/Archives/edgar/data/28385/000093634024000076/dte-20231231.htm p.12

13 https://es.mitsubishicomfort.com/blog/metus-ira-survey

14 https://www.cbre.no/-/media/project/cbre/dotcom/global/about/corporate-responsibility/cbre-cdp-response-2023.pdf p.30; https://www.us.jll.com/en/newsroom/jll-commits-to-net-zero-target-for-2040; https://www.cbre.com/press-releases/cbre-commits-to-net-zero-by-2040

15 https://s201.q4cdn.com/693218008/files/doc_downloads/ESG/2023/08/cdp-climate-change-2023-ford.pdf p.28; https://www.gmsustainability.com/_pdf/cdp/Climate_Change_2023_Information_Request-General_Motors_Company.pdf

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2024 Proxy Memo DTE Energy Co. | Include Downstream Emissions in Climate Transition Planning

Investor Risk - Lastly, investors are assessing company and portfolio exposure to climate-related risks and are concerned about the long-term viability of carbon-intensive businesses, such as DTE’s gas business. To set expectations for climate transition plans, investors created the Net Zero Company Benchmark which requires 1.5°C aligned climate transition plans, including Scope 1, 2, and 3 emissions. The Benchmark requires that a company disclose the abatement measures it intends to use that are technologically feasible under current economic conditions and quantify the contribution of these measures to achieving its medium- and long-term GHG reduction targets. DTE is risking its alignment with the net-zero economy through its investments in alternative technologies that are not currently cost-effective or readily scalable - such as hydrogen and renewable natural gas (RNG) - and also risks damaging investor sentiment, particularly when a lower-risk strategy such as electrification is available.

2.	DTE has not implemented the proposal and fails to report on how it intends to reduce its full range of downstream emissions in alignment with global 1.5°C goals.

While DTE has set an interim target for its customers’ use of natural gas, this target is not 1.5°C-algined. Furthermore, the Company’s net zero target does not encompass customer use of natural gas. Additionally, DTE has not disclosed a climate transition plan to quantify the actions it will take to meet 1.5°C aligned interim and long-term emission reduction targets for its gas utility. This information is particularly necessary considering the Company’s ongoing strategy to promote the use of gas-powered appliances.

DTE’s only disclosed strategy for reducing downstream customer-use emissions is limited to RNG and hydrogen blending, potential carbon capture technologies, and a voluntary offset program for customers.16 This strategy is highly concerning to investors because it omits electrification, which is increasingly cleaner and cheaper than gas, and relies on technologies not currently cost-effective or scalable as discussed below. Offsets merely shift reductions to other sources, which are typically not verifiable, permanent, additive, or enforceable. More importantly, they do not reduce DTE’s contribution to climate change.

Limits of Hydrogen and RNG - First, while hydrogen and RNG hold promise for certain industrial applications, they are not currently viable at scale.

•	Hydrogen production, transportation, and distribution are capital-intensive, lack regulatory guidance, and pose safety risks during transportation and storage.[17] Additionally, hydrogen must be produced with renewable energy to contribute meaningful emission reductions, which currently increases its costs. Further, to use hydrogen in current gas infrastructure would require retrofitting to avoid embrittlement and a greater chance of pipeline leaks, typical outcomes associated with the use of hydrogen in natural gas infrastructure, unless blended in very low amounts with gas.[18] Even if hydrogen becomes scalable in the long-term, it is not a viable solution for meeting interim emission reduction targets or current customer demands.[19]

•	RNG also faces challenges, particularly around the availability of the feedstock required to produce RNG at scale. Switching to RNG risks raising consumer costs and leaves gas utilities competing for supply alongside many other industries.[20]

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16 https://empoweringmichigan.com/wp-content/uploads/2022SustainabilityReport.pdf p.9-10

17 https://energyinnovation.org/wp-content/uploads/2022/04/Assessing-the-Viability-of-Hydrogen-Proposals.pdf

18 See, e.g. https://climate.mit.edu/ask-mit/can-we-use-pipelines-and-power-plants-we-have-now-transport-and-burn-hydrogen-or-do-we-need.

19 https://www.nature.com/articles/s41560-022-01097-4

20 https://www.aceee.org/sites/default/files/pdfs/U2302.pdf

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2024 Proxy Memo DTE Energy Co. | Include Downstream Emissions in Climate Transition Planning

DTE's dependence on technologies that are not currently cost-effective or scalable for its climate transition plan raises concern for investors, as the failure of these solutions could prevent the Company from aligning with a 1.5°C trajectory, being prepared for climate-related regulatory changes, or meeting customer demand for lower carbon energy.

Offsets in Place of Actual Emission Reductions – Carbon offsets should not be used in place of emissions reductions since they do not achieve actual reductions in value chain emissions. Instead, they should be strictly reserved for addressing residual emissions as companies transition to 1.5oC alignment. Both the CA100+ Benchmark and SBTi’s Net Zero Standard, which are considered best practices in climate risk management, restrict use of offsets in achieving 1.5-aligned climate transition plans.21 Moreover, since customers must pay to participate in DTE’s offset program, it shifts the financial responsibility of decarbonization onto customers and prevents DTE from addressing climate risk systematically and strategically across the entire company.

Electrification Potential - In contrast, electrification provides a scalable and cost-effective solution for reducing and/or eliminating downstream customer emissions from natural gas. For instance, combining heat pumps with existing fuel heating systems, i.e., hybrid electrification, is a particularly relevant strategy for Michigan’s severe winter climate which allows for GHG emissions reductions while avoiding electric grid congestion and related capacity upgrades and cost escalation.22 Acknowledgement of this strategy and its long-term benefits, or any effort to encourage customer transition to DTE’s electric utility, is unmentioned in DTE’s current disclosures.

As long as DTE delays adopting a 1.5oC -aligned climate transition plan across its full value chain, including its natural gas operations, the Company is exposed to disruptive risk, reduced resilience, and competitive disadvantage. It also risks forfeiting the earnings growth opportunities associated with electrification. By adopting a comprehensive climate transition plan responsive to the speed at which science, technology, and policy are advancing to address climate change, DTE will provide shareholders with assurance that the Company is taking responsibility for its role in decarbonizing the U.S. energy sector and managing its large exposure to material climate risk.

3.	DTE lags peers in accounting for Scope 3 emissions in climate transition planning.

DTE’s limited disclosure regarding its plan for aligning its downstream emissions with global goals puts the Company behind its peers. Xcel, also a multi-utility with severe weather considerations, is including electrification in its plan to meet net zero emissions across its entire gas segment by 2050. The plan includes all-electric new buildings, grid-integrated electric water heaters, heat pump systems with natural gas backup for cooling and heating and, potentially, district geothermal.23 While Xcel’s transition plan is still in development, its inclusion of electrification demonstrates an understanding that gas utilities cannot fully rely on technologies that are not yet cost-effective or readily scalable - such as hydrogen and RNG - to align with a 1.5°C trajectory.

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21 https://sciencebasedtargets.org/resources/files/SBTi-Net-Zero-Standard-Corporate-Manual-Criteria-V1.0.pdf p.18

22 https://www.ceres.org/sites/default/files/reports/2023-09/Decarbonizing%20U.S.%20Gas%20Distribution%20An%20Investor%20Guide.pdf p.24

23 https://www.xcelenergy.com/staticfiles/xe-responsive/Net-Zero-Vision-for-Natural-Gas.pdf p.7

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2024 Proxy Memo DTE Energy Co. | Include Downstream Emissions in Climate Transition Planning

Further, peers with both electric and gas utilities are setting net zero targets inclusive of their downstream emissions from natural gas combustion. This is highlighted by Duke, Dominion, and Xcel, each of which have included Scope 3 use of sold products in their 2050 net zero targets.24

RESPONSE TO DTE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

DTE says: “A similar proposal was brought in 2022 which related to “scope 3 emissions” which are downstream or customer emissions by another name. This proposal is strikingly similar and again asks DTE to set targets for emissions over which we lack control….”

The 2022 proposal to which DTE refers garnered support from 28% of investors. Despite this and previous shareholder proposals and years of engagement, investors have seen limited progress in the Company’s efforts to disclose a quantifiable climate transition plan for its gas utility. While DTE does not have control over how much natural gas its customers purchase, it does have control over the emissions profile of the fuel it provides. Further, it can assist customers in supporting the transition to a low-carbon economy, including by switching to low-carbon appliances and heating systems. Importantly, as a multi-utility with overlapping electric and natural gas service areas, DTE has the opportunity to support electrification without losing customers to other utilities.

DTE says: “Even among peer utilities who have committed to downstream emissions reductions there remains lack of consensus on the best approach for measurement and reporting.”

DTE has already disclosed Scope 3 emissions from its customers’ use of sold products, which were calculated using emission factors provided by the U.S. Environmental Protection Agency (EPA).25 The disclosure, while an estimate, has revealed a significant emissions source that merits inclusion in the Company's climate transition plan. In terms of direct measurement, greater value chain collaboration is leading to sector-wide development of Scope 3 accounting methodologies. For example, initiatives such as the UN Oil and Gas Methane Partnership and Veritas are working with utilities and suppliers to advance best practice in direct measurement of the full natural gas value chain.26 Since DTE has already identified that emissions from customers’ use of sold products are significant, it should not let the ongoing development of measurement approaches delay the Company from incorporating downstream Scope 3 emissions into its climate transition plan.

DTE says: “DTE Gas has also targeted a 35% reduction in greenhouse gas emissions by our customers (those which are the subject of this proposal) through energy efficiency programs, an enhanced voluntary green gas emissions offset program using renewable natural gas and carbon offsets, and utilizing advanced technologies aimed at lowering emissions such as hydrogen and carbon capture.”

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24 https://co.my.xcelenergy.com/s/about/newsroom/press-release/xcel-energy-commits-to-net-zero-carbon-goal-by-2050-MCZE7IKJSPUBEI5K3MZ5D3AZ74UQ; https://www.asyousow.org/resolutions/2021/11/22-duke-climate-disclosures-or-other-measures-to-reduce-ghg-emissions; https://www.asyousow.org/resolutions/2021/11/22-dominion-climate-disclosures-or-other-measures-to-reduce-ghg-emissions-w5sjh

25 https://empoweringmichigan.com/wp-content/uploads/CDPClimateChangeQuesionnaire.pdf p.130

26 https://www.gti.energy/veritas-a-gti-methane-emissions-measurement-and-verification-initiative/; https://www.ogmpartnership.com/

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2024 Proxy Memo DTE Energy Co. | Include Downstream Emissions in Climate Transition Planning

As presented above, while DTE has set an interim target for its customer use of natural gas, such target does not align with 1.5°C, and notably, the Company's net zero target does not encompass customer use of natural gas. DTE’s disclosed strategy for reducing downstream customer-use emissions is concerning to investors as it not only omits electrification but also relies on technologies not currently cost-effective or scalable. As noted above, reliance on offsets addresses none of the risks or opportunities presented by climate change, responsive regulatory actions, or consumer and peer action on climate change.

DTE says: “The front-end investment costs associated with a transition to complete electrification of homes and businesses present significant economic hurdles. DTE’s location in the upper Midwest presents us with weather-related challenges to full residential and commercial electrification…”

As a regulated utility, DTE’s earnings are directly linked to capital deployed via the rate base and concomitant cost recovery. As electric utilities are more capital-intensive than gas utilities, electrification represents an earnings growth opportunity across the energy supply chain in generation, transmission, distribution, storage, and end appliances. Gas utilities are largely restricted to distribution infrastructure and have limited opportunity to capitalize fuel costs.27

Additionally, as referenced above, regulators are also providing incentives to make electrification and energy efficiency measures more cost effective. In terms of DTE’s weather-related challenges, hybrid electrification will allow the Company to align with a 1.5°C trajectory while meeting the particular demands of Michigan’s weather-related challenges.

CONCLUSION

Vote “Yes” on this Shareholder Proposal to create a climate transition plan inclusive of the Company’s downstream emissions from its natural gas utility. By failing to create a 1.5°C-aligned transition plan for its gas business, DTE risks the long-term viability of its gas segment, sacrificing investor interests, and forfeiting sectoral leadership in a rapidly decarbonizing economy. We urge a “Yes” vote on this resolution.

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For questions, please contact Kelly Poole, As You Sow, kpoole@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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27 https://www.ceres.org/sites/default/files/reports/2023-09/Decarbonizing%20U.S.%20Gas%20Distribution%20An%20Investor%20Guide.pdf

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